

May 8, 2017

Brian B. Yoor
SVP, Finance and Chief Financial Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

      Re: Abbott Laboratories
          Form 8-K filed January 25, 2017
          File No. 001-02189

Dear Mr. Yoor:

We have reviewed your April 11, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K filed January 25, 2017

Exhibit 99.1
NON-GAAP RECONCILIATION OF FINANCIAL INFORMATION FROM CONTINUING OPERATIONS, page 14

1.   Regarding your response to our prior comment 1 of our March 29, 2017 letter, please confirm to us that you will revise your future filings to provide a similar level of detail regarding your non-GAAP adjustments. As part of such disclosure, clearly quantify each 'specified item' noted in the disclosure. For example, in the first table of 'Non-GAAP Reconciliation of Financial Information From Continuing Operations for the Fourth Quarter Ended December 31, 2016 and 2015' on page 14, you disclose that specified items reflect "...other expenses of $196 million, primarily associated with acquisitions, including bridge facility fees and other debt related costs, charges related to cost reduction initiatives and other expenses". In this regard, separately discuss and quantify each 'specified item' noted rather than an aggregate amount.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance